
April 29, 2022

Todd Cello
Executive Vice President and Chief Financial Officer
TransUnion
555 West Adams
Chicago, IL 60661

> **Re: TransUnion**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 22, 2022**
> **Form 8-K**
> **Filed April 26, 2022**
> **File No. 001-37470**

Dear Mr. Cello:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished April 26, 2022

Exhibit 99.1
First Quarter 2022 Results
Earnings, page 1

1. Please present and discuss the most directly comparable GAAP measure to Adjusted EBITDA Margin with equal or greater prominence in your earnings discussion. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

Schedule 2
Reconciliation of net income attributable to TransUnion to consolidated Adjusted EBITDA, page 13

2.   We note your 'Consolidated Adjusted EBITDA' reconciliation excludes charges labeled as 'Net Other,' which partially consists of "$28.4 million for certain legal and regulatory expenses." Please tell us the nature of these excluded costs, and your consideration as to whether these costs reflect normal, recurring, cash operating expenses necessary to operate your business. Refer to the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 100.01.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services